UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

Under the Securities Exchange Act of 1934

VACCINEX, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

918640 202

(CUSIP Number)

Maurice Zauderer

c/o Vaccinex, Inc.

1895 Mount Hope Ave

Rochester, New York 14620

Telephone: (585) 271-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918640 202

1	Name of Reporting Persons Maurice Zauderer
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 28,475 (1)
	8	Shared Voting Power 2,472,296 (2)(3)
	9	Sole Dispositive Power 28,475 (1)
	10	Shared Dispositive Power 2,472,296 (2)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,771 (1)(2)(3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.4% (4)
14	Type of Reporting Person IN

(1)	Includes presently exercisable, or exercisable within 60 days of February 8, 2024, stock options for 6,359 shares of Vaccinex, Inc. common stock, par value $0.0001 (“Common Stock”).
(2)

Includes (a) 14,214 shares and 14,145 shares of Common Stock held directly by the Jeremy Zauderer Trust and the Jordan Zauderer Trust, respectively, over which Mr. Zauderer exercises voting and investment power, and (b) 1,393,392 shares held by Vaccinex (Rochester), L.L.C. (“Vaccinex LLC”), of which Mr. Zauderer is the majority member. Mr. Zauderer exercises voting and investment power over the shares held by Vaccinex LLC.

(3)	Includes presently exercisable warrants for 1,050,545 shares of Common Stock held by Vaccinex LLC.
(4)

Based on (i) 16,332,819 shares of Common Stock issued and outstanding as of February 8, 2024; (ii) 1,050,545 presently exercisable warrants; and (iii) stock options for 6,359 shares. Under the rules of the U.S. Securities and Exchange Commission, “beneficial ownership” is deemed to include shares of common stock that may be acquired within 60 days of the calculation date and such shares are treated as outstanding for the purpose of calculating such holder’s beneficial ownership.

CUSIP No. 918640 202

1	Name of Reporting Persons Vaccinex (Rochester), L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Georgia, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 2,443,937 (1)(2)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,443,937 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,443,937 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.1% (3)
14	Type of Reporting Person OO

(1)	Mr. Zauderer is the majority member of Vaccinex LLC and exercises voting and investment power over the shares held by Vaccinex LLC.
(2)	Includes presently exercisable warrants for 1,050,545 shares of Common Stock held by Vaccinex LLC.
(3)

Based on (i) 16,332,819 shares of Common Stock issued and outstanding as of February 8, 2024 and (ii) 1,050,545 presently exercisable warrants. the rules of the U.S. Securities and Exchange Commission, “beneficial ownership” is deemed to include shares of common stock that may be acquired within 60 days of the calculation date and such shares are treated as outstanding for the purpose of calculating such holder’s beneficial ownership.

Item 1.	Security and Issuer

The initial Schedule 13D, dated January 31, 2022, was filed with the Securities and Exchange Commission on February 10, 2022 (the “Initial Schedule 13D”) by Maurice Zauderer, President and Chief Executive Officer and board member of the Issuer, and Vaccinex (Rochester), L.L.C. (“Vaccinex LLC”) (collectively the “Reporting Persons”), and relates to the common stock, par value $0.0001 per share (“Common Stock”), of Vaccinex, Inc., a Delaware corporation (the “Issuer” or “Company”) with principal offices located at 1895 Mount Hope Avenue, Rochester, New York 14620. The Initial Schedule 13D, as amended by Amendment No. 1 filed on November 23, 2022, Amendment No. 2 filed on September 26, 2023 and Amendment No. 3 filed on October 12, 2023 is hereby further amended with respect to the matters set forth below by this amended Schedule 13D filing (this “Schedule 13D”), which is being filed to report a greater than 1% increase in the percentage of shares beneficially owned by Vaccinex LLC. Unless otherwise indicated herein, there are no material changes to the information set forth in the Initial Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3.

Preliminary Note: All Common Stock share amounts and percentage interests in this Schedule 13D (Amendment No. 3) give effect to the 1-for-15 reverse stock split effected by the Issuer on September 25, 2023 (the “Reverse Split”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Schedule 13D is hereby amended by the addition of the following information:

On February 8, 2024, Vaccinex LLC purchased 413,793 shares of Common Stock of the Issuer and warrants exercisable for the purchase of 413,793 shares of Common Stock (the “Warrants”) of the Issuer at a purchase price of $0.725 per share and accompanying Warrant, pursuant to a private placement agreement entered into with the Issuer on February 6, 2024, in Rochester, New York (the “Private Placement”). The Warrants are immediately exercisable at an exercise price of $1.00 per share and will expire five years from the date of issuance. The aggregate amount paid by Vaccinex LLC for the shares of Common Stock and Warrants it acquired in the Private Placement was approximately $300,000.00. Vaccinex LLC used working capital in connection with this transaction.

Item 4.	Purpose of Transaction

Item 4 of the Initial Schedule 13D is hereby amended by the addition of the following information:

Vaccinex LLC and the Issuer entered into a Securities Purchase Agreement dated February 6, 2024 (the “Securities Purchase Agreement”), pursuant to which Vaccinex LLC purchased 413,793 shares of Common Stock from the Issuer and 413,793 Warrants at a combined purchase price of $0.725 per share and accompanying Warrant, resulting in a total purchase price of approximately $300,000.00. In the Securities Purchase Agreement, the Issuer states that it intends to use the net proceeds from the sale of the Common Stock and Warrants for working capital and other general corporate purposes. Vaccinex LLC acquired the Common Stock and Warrants reported herein for investment and to support the Issuer’s research and development activities. For additional information regarding the Securities Purchase Agreement, see Item 6.

The Reporting Persons do not have any present intention or arrangements to acquire additional shares of Common Stock. The Reporting Persons do not have any present intention to sell any Common Stock that will be included in any registration statement, and note that their ability to effect dispositions of Common Stock, other than pursuant to the registration statement, or prior shelf registration statements filed by the Company, may be limited by their status as “affiliates” of the Issuer.

Subject to the foregoing, the Reporting Persons reserve the right to take, in the future, such actions with respect to their investment in the Issuer as they deem appropriate. Except as described herein, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

All of the other securities reported herein were acquired for investment purposes.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this filing for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by the Reporting Persons.

(b)

See rows (7) through (10) of the cover pages to this filing for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Reference is made to the discussion in Items 3 and 4.

(d)

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Initial Schedule 13D is hereby amended by the addition of the following information:

Vaccinex LLC and the Issuer entered into a Securities Purchase Agreement dated February 6, 2024 (the “Securities Purchase Agreement”), pursuant to which Vaccinex LLC purchased 413,793 shares of Common Stock from the Issuer and 413,793 Warrants at a combined purchase price of $0.725 per share and accompanying Warrant, resulting in a total purchase price of approximately $300,000.00. The closing under the Securities Purchase Agreement occurred on February 8, 2024. The Securities Purchase Agreement contains, among other provisions, certain representations, warranties and agreements by Vaccinex LLC customarily included in agreements for the issuance and sale of securities without registration under the U.S. Securities Act of 1933, as amended (the “1933 Act”), including representations and warranties by Vaccinex LLC with respect to its status as an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the 1933 Act, acknowledgment by Vaccinex LLC that the shares of Common Stock issued pursuant to the Securities Purchase Agreement constitute “restricted securities” under the 1933 Act, and agreement by Vaccinex LLC to sell the Common Stock issued pursuant to the Securities Purchase Agreement only in accordance with either the registration requirements of the 1933 Act or an exemption therefrom, and that certificates evidencing the Common Stock Purchased pursuant to the Securities Purchase Agreement will bear a legend reflecting such resale restrictions. The Issuer made certain representations and warranties to Vaccinex LLC with respect to, among other matters, its business, its authorization of the issuance of the Common Stock, the compliance in all material respects at the time of filing of the periodic reports and other documents that the Issuer has filed with the Securities and Exchange Commission (“SEC”) under the 1933 Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable, and the rules and regulations thereunder, the absence (except as disclosed in such SEC filings) of any material adverse change affecting the Issuer, and the preparation and presentation of the Issuer’s financial statements included in its SEC filings. The Securities Purchase Agreement also contains certain customary conditions to Vaccinex LLC’s obligation to purchase the shares of the Issuer’s Common Stock, including the absence of any stop order or suspension of trading imposed by Nasdaq, the SEC or any other governmental or regulatory body with respect to public trading in the Common Stock.

The Company will have the right to “call” the exercise of any portion of a holder’s Warrants by delivering a call notice to the holder within 120 days after the Company publicly announces an increase in pepinemab-treated patients relative to placebo-treated patients, with statistical significance having a p-value of less than or equal to 0.05, in the change of the FDG-PET standard uptake value ratio for brain metabolism between baseline and month 18 as assessed by [18F]fluorodeoxyglucose (FDG)-PET in the resting state following administration of 40 mg/kg pepinemab or placebo, as applicable, as described in the protocol for the Company’s SIGNAL-AD Alzheimer’s disease study. After delivery of a call notice, the Warrants will continue to be exercisable. Each Warrant will be canceled and no longer exercisable to the extent the holder fails to timely exercise the Warrant for the called portion thereof within 30 trading days following the Company’s issuance of a call notice, provided that to the extent the exercise of a called portion of a Warrant would cause the holder to hold Common Stock in excess of a specified beneficial ownership limitation, upon exercise of such portion, as set forth in the Warrant, instead of shares being issued, the exercise would result in the modification of the terms of such portion to be consistent with the terms of pre-funded warrants issued to other purchasers in the offering.

Pursuant to the Securities Purchase Agreement Mr. Zauderer entered into a lock-up agreement in the form attached thereto, pursuant to which he agreement to be subject to a lock-up period of 45 says following the closing date of the offering, which was February 8, 2024. This means that, during the applicable lock-up period, the Reporting Persons may not: (1) offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), (ii) establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act, with respect to, any shares of Common Stock of the Company or securities convertible, exchangeable or exercisable into shares of Common Stock of the Company, or (ii) make any demand for or exercise any right or cause to be filed a registration statement.

The foregoing descriptions of the Securities Purchase Agreement, Warrants and Lock-up Agreements are qualified by the full text of such agreement and form of warrant which are attached as exhibits to this Schedule 13D (Amendment No. 4).

Item 7.	Material to Be Filed as Exhibits

The following document is filed as an exhibit to this Schedule 13D (Amendment No. 4).

Exhibit	Description

99.9	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed February 7, 2024)

99.10	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed February 8, 2024)

99.11*	Form of Lock-up Agreement

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

Maurice Zauderer

By:	/s/ Maurice Zauderer
Name: Maurice Zauderer

Vaccinex (Rochester), L.L.C.

By:	/s/ Maurice Zauderer
Name: Maurice Zauderer
Title: President